

CROSS TIMBERS ROYALTY TRUST
Annual Report 2008

The following are definitions of significant terms used in this Annual Report:

Bbl — Barrel (of oil)

Bcf — Billion cubic feet (of natural gas)

Mcf — Thousand cubic feet (of natural gas)

MMBtu — One million British Thermal Units, a common energy measurement

net proceeds — Gross proceeds received by XTO Energy from sale of production from the underlying properties, less applicable costs, as defined in the net profits interest conveyances

net profits income — Net proceeds multiplied by the applicable net profits percentage of 75% or 90%, which is paid to the trust by XTO Energy. "Net profits income" is referred to as "royalty income" for income tax purposes.

net profits interest — An interest in an oil and gas property measured by net profits from the sale of production, rather than a specific portion of production. The following defined net profits interests were conveyed to the trust from the underlying properties:

90% net profits interests – interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

75% net profits interests – interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

royalty interest *(and overriding royalty interest)* — A nonoperating interest in an oil and gas property that provides the owner a specified share of production without any production expense or development costs

underlying properties — XTO Energy's interest in certain oil and gas properties from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest — An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production expense and development costs

THE TRUST

Cross Timbers Royalty Trust was created on February 12, 1991 by conveyance of 90% net profits interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net profits interests in certain working interest properties in Texas and Oklahoma. XTO Energy Inc. owns the underlying properties from which these net profits interests were conveyed. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

Net profits income received by the trust on the last business day of each month is calculated and paid by XTO Energy based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2008 and 2007:

	Sales Price High	Sales Price Low	Distributions Per Unit
2008			
First Quarter	**$ 52.10**	**$ 40.35**	**$ 1.127713**
Second Quarter	**60.59**	**45.50**	**1.396719**
Third Quarter	**64.25**	**43.03**	**1.519035**
Fourth Quarter	**48.90**	**21.52**	**1.113603**
			$ 5.157070
2007			
First Quarter	$ 49.99	$ 40.17	$ 0.758075
Second Quarter	45.60	41.90	0.846160
Third Quarter	44.65	37.83	0.830440
Fourth Quarter	43.03	39.00	0.866279
			$ 3.300954

At December 31, 2008, there were 6,000,000 units outstanding and approximately 360 unitholders of record; 5,808,948 of these units were held by depository institutions.

Forward-looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part I, Item 1A of the accompanying Form 10-K. Although XTO Energy and the trustee believe that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.

The trust was created to collect and distribute monthly net profits income to unitholders. Trust net profits income is received from two major components, the 90% net profits interests and the 75% net profits interests.

The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production expense or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production expense and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Such excess costs generally occur during periods of higher development activity and/or lower oil prices.

Distribution Summary

The following table summarizes the effect of the above components on distributions per unit for the last three years:

	2008		2007		2006	
	MONTHLY AVERAGE	ANNUAL TOTAL	MONTHLY AVERAGE	ANNUAL TOTAL	MONTHLY AVERAGE	ANNUAL TOTAL
Net Profits Income						
90% net profits interests	**$ 0.341** [A]	**$ 4.086** [A]	$ 0.241	$ 2.892	$ 0.299 [B]	$ 3.592 [B]
75% net profits interests	**0.094**	**1.132**	0.039	0.473	0.058	0.702
Administration expense (net of interest income)	**(0.005)**	**(0.061)**	(0.005)	(0.064)	(0.004)	(0.053)
Total Distribution	**$ 0.430** [A]	**$ 5.157** [A]	$ 0.275	$ 3.301	$ 0.353 [B]	$ 4.241 [B]

[A] Includes proceeds related to lawsuit settlements that increased the 2008 distribution by $0.36 per unit (a monthly average of $0.03 per unit).

[B] Includes proceeds related to a lawsuit settlement that increased the 2006 distribution by $0.33 per unit (a monthly average of $0.028 per unit).

Cost Depletion is generally available to unitholders as a tax deduction from net profits income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2008 and held them throughout 2008 would be entitled to a cost depletion deduction of approximately 7% of his cost. Assuming a cost of $42.00 per unit, cost depletion would offset approximately 58% of 2008 taxable trust income. Assuming a 30% tax rate, the 2008 taxable equivalent return as a percentage of unit cost would be 15%. (NOTE – Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

We are pleased to present the 2008 Annual Report of Cross Timbers Royalty Trust. This report includes a copy of the trust's 2008 Form 10-K as filed with the Securities and Exchange Commission. Both reports contain important information about the trust's net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2008, net profits income totaled $31,311,215. After deducting trust administration expense and adding interest income, distributable income was $30,942,420, or $5.157070 per unit. Distributions for the year were higher than in 2007 primarily because of increased oil and gas prices and lawsuit settlement proceeds received in 2008, partially offset by decreased oil and gas production due in part to payout occurring under the reversion agreement. See "Trustee's Discussion and Analysis – Years Ended December 31, 2008, 2007 and 2006 – Other Proceeds" and "Trustee's Discussion and Analysis – Years Ended December 31, 2008, 2007 and 2006 – Reversion Agreement."

Natural gas prices for 2008 averaged $11.70 per Mcf for sales from the underlying properties, a 46% increase from the 2007 average price of $8.01 per Mcf. Excluding the effects of the lawsuit settlements in 2008, the average gas price was $11.03. Gas sales volumes from the underlying properties for the year ended December 31, 2008 totaled 2,079,350 Mcf, or 5,681 Mcf per day, a 12% decrease from 2007 production of 2,367,917 Mcf, or 6,487 Mcf per day. Gas sales volumes decreased primarily because of natural production decline, the timing of cash receipts and payout occurring under the reversion agreement.

The average oil price increased to $99.68 per Bbl, up 67% from the 2007 average price of $59.70 per Bbl. Oil sales volumes from the underlying properties during 2008 were 224,296 Bbls, or 613 Bbls per day, a 9% decrease from 2007 production of 246,966 Bbls, or 677 Bbls per day. Oil sales volumes decreased primarily because of natural production decline, payout occurring under the reversion agreement and prior period volume adjustments in 2008, partially offset by increased production from new wells and workovers.

As of December 31, 2008, proved reserves for the underlying properties were estimated by independent engineers to be 2.1 million Bbls of oil and 28.8 Bcf of natural gas. Based on an allocation of these reserves, proved reserves attributable to the net profits interests were estimated to be 849,000 Bbls of oil and 25.6 Bcf of natural gas.

From year-end 2007 to 2008, oil reserves for the underlying properties decreased 32% and oil reserves attributable to the net profits interests decreased 51% primarily because of revisions due to lower year-end prices and 2008 production. Year-end gas reserves for the underlying properties, as well as for the net profits interests, decreased approximately 8% from 2007 to 2008 primarily because of production and lower year-end prices, partially offset by reserve additions from development activity in the San Juan Basin. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2008 are $128.7 million. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2008 is $64.5 million. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $41.22 per Bbl and a year-end average realized gas price of $4.27 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As disclosed in the tax instructions provided to unitholders in February 2009, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By: U.S. Trust, Bank of America
Private Wealth Management, Trustee

Nancy G. Willis

By: Nancy G. Willis
Vice President





The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2008 is approximately 11 years. This index is calculated using total proved reserves and estimated 2009 production for the underlying properties. The projected 2009 production is from proved developed producing reserves as of December 31, 2008. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 23% oil and 77% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. As discussed below under "75% Net Profits Interests," XTO Energy became operator of the Penwell Unit in August 2004. Other than this property and approximately 20 of the underlying royalty interests in the San Juan Basin that burden operated working interests, XTO Energy cannot significantly influence or control the operations of the underlying properties.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 89% of the discounted future net cash flows from trust proved reserves at December 31, 2008. Approximately 84% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 25.5 Bcf. Oil reserves allocated to the 90% net profits interests are primarily located in West Texas and are estimated to be 532,000 Bbls at December 31, 2008.

Because the properties related to the 90% net profits interests are primarily royalty interests and overriding royalty interests, net profits income from these properties is not reduced by production expense or development costs. Additionally, net profits income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly net profits income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties gas production accounted for approximately 75% of the trust's gas sales volumes and 44% of the net profits income for 2008. As of December 31, 2008, trust proved gas reserves in this region are estimated to be 20.8 Bcf, or 81% of total trust gas reserves.

Most of the trust's San Juan Basin gas has been approved for increased density drilling. In 1999, the Mesaverde was approved for increased density drilling, and in 2002 the Fruitland Coal was approved for increased density drilling, which doubled the number of drill wells allowed per spacing unit. XTO Energy has advised the trustee that the trust has received net proceeds from additional development wells in recent years and that it believes operators will continue to pursue increased density drilling, but the potential effect on the trust is unknown.

75% Net Profits Interests

Underlying the 75% net profits interests are working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. Most of the oil produced from the 75% net profits interest properties is sour oil, which is sold at a decrement to NYMEX sweet crude oil prices. As a result of an acquisition in August 2004, XTO Energy became operator of the Penwell Unit. XTO Energy's original interest in this unit is one of the properties underlying the Texas 75% net profits interests. With the exception of the Penwell Unit, XTO Energy generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 317,000 Bbls at year-end 2008. Based on year-end oil and gas prices, proved reserves from these interests represent 11% of the discounted future net cash flows of the trust's proved reserves at December 31, 2008.

Because these underlying properties are working interests, production expense and development costs are deducted in calculating net profits income from the 75% net profits interests. As a result, net profits income from these interests is affected by the level of maintenance and development activity on these underlying properties. Net profits income is also dependent upon oil and gas sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2008 development costs were $1,453,290, down 34% from 2007 development costs of $2,199,001. Development costs were lower in 2008 because of decreased development activity related to Texas and Oklahoma properties underlying the 75% net profits interest. January and February 2009 development costs totaled approximately $231,000, and were primarily incurred in fourth quarter 2008.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $1.2 million for 2008 and $2.3 million for 2007. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to the underlying properties, of approximately $756,000 for 2009 and $1.5 million for 2010.

There were no excess costs in 2006, 2007 or 2008. For information regarding the effect of excess costs on trust net profits income, see "Trustee's Discussion and Analysis – Years Ended December 31, 2008, 2007 and 2006 – Costs."

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties, as estimated by independent engineers, and proved reserves and future net cash flows from proved reserves of the net profits interests, based on an allocation of these reserves, at December 31, 2008:

	UNDERLYING PROPERTIES		NET PROFITS INTERESTS			
	PROVED RESERVES [A]		PROVED RESERVES [A] [B]		FUTURE NET CASH FLOWS FROM PROVED RESERVES [A] [C]	
[IN THOUSANDS]	OIL [BBLS]	GAS [MCF]	OIL [BBLS]	GAS [MCF]	UNDISCOUNTED	DISCOUNTED
90% Net Profits Interests						
San Juan Basin	36	23,062	33	20,755	$ 77,688	$ 36,553
Other New Mexico	56	192	50	192	2,836	1,477
Texas	454	3,372	408	3,034	29,451	15,441
Oklahoma	46	1,755	41	1,482	7,745	4,140
Total	592	28,381	532	25,463	117,720	57,611
75% Net Profits Interests						
Texas	679	253	147	54	5,444	3,305
Oklahoma	848	202	170	41	5,579	3,557
Total	1,527	455	317	95	11,023	6,862
Total	2,119	28,836	849	25,558	$ 128,743	$ 64,473

[A] Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves decreased 56% from year-end 2007 to 2008, primarily because of a 33% decrease in year-end natural gas prices and a 56% decrease in year-end oil prices. For further information regarding proved reserves and the method of allocation of proved reserves to the net profits interests, see Item 2 of the accompanying Form 10-K.

[B] Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

[C] Before income taxes since future net cash flows are not subject to taxation at the trust level.

Years Ended December 31, 2008, 2007 and 2006

Net profits income for 2008 was $31,311,215, as compared with $20,189,267 for 2007 and $25,767,154 for 2006. The 55% increase in net profits income from 2007 to 2008 was primarily because of increased oil and gas prices and lawsuit settlement proceeds received in 2008, partially offset by decreased oil and gas production due in part to payout occurring under the reversion agreement. The 22% decrease in net profits income from 2006 to 2007 was primarily because of decreased oil and gas production due in part to payout occurring under the reversion agreement, lawsuit settlement proceeds received in 2006 and higher development costs. See "Reversion Agreement" and "Other Proceeds" below. During 2008, 2007 and 2006, 59%, 69% and 68%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $389,863 in 2008 as compared to $423,075 in 2007 and $376,592 in 2006. Decreased administrative expense from 2007 to 2008 is primarily due to the timing of expenditures related to unitholder tax reporting. Increased administrative expense from 2006 to 2007 is primarily due to the timing of expenditures related to additional unitholder tax reporting. Interest income was $21,068 in 2008, $39,532 in 2007 and $57,616 in 2006. Changes in interest income are attributable to fluctuations in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

- oil and gas sales volumes,
- oil and gas sales prices, and
- costs deducted in the calculation of net profits income.

Volumes

Oil. Underlying oil sales volumes decreased 9% from 2007 to 2008 compared to a 9% decrease from 2006 to 2007. Oil sales volumes in 2008 decreased from 2007 primarily because of natural production decline, payout occurring under the reversion agreement and prior period volume adjustments in 2008, partially offset by increased production from new wells and workovers. Oil sales volumes in 2007 decreased from 2006 primarily because of natural production decline, timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers. See "Reversion Agreement" below.

Gas. Underlying gas sales volumes decreased 12% from 2007 to 2008 compared to an 11% decrease from 2006 to 2007. Gas sales volumes in 2008 decreased from 2007 primarily because of natural production decline, timing of cash receipts and payout occurring under the reversion agreement. Decreased gas sales volumes in 2007 were primarily because of the natural production decline, timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers. See "Reversion Agreement" below.

Prices

Oil. The average oil price for 2008 was $99.68 per Bbl, 67% higher than the 2007 average oil price of $59.70, which was 1% higher than the 2006 average price of $59.05. Oil prices have risen primarily because of increasing global demand and supply shortage, inadequate sour crude refining capacity, reduced production as a result of tropical storms and political instability in some oil producing countries. In the last few months of 2007 and the first half of 2008, narrowing excess worldwide capacity, weakness in the dollar and continuing tension in the Middle East caused prices to reach record levels above $147.00 per Bbl in July 2008. However, lower demand as a result of the deepening U.S. recession and slowing global economy, the tightened credit markets and rising crude oil supplies have caused oil prices to decline sharply in the second half of 2008. Oil prices are expected to remain volatile. The average NYMEX price for November 2008 through January 2009 was $46.91 per Bbl. At February 18,

2009, the average NYMEX oil price for the following 12 months was $42.98 per Bbl. Recent trust oil prices have averaged approximately 7% lower than the NYMEX price.

Gas. The 2008 average gas price was $11.70 per Mcf, a 46% increase from the 2007 average gas price of $8.01, which was 9% lower than the 2006 average price of $8.79. Excluding the effects of the lawsuit settlements in 2008 and 2006, the average gas price increased 38% from $8.01 per Mcf in 2007 to $11.03 per Mcf in 2008 and decreased 2% from $8.18 per Mcf in 2006 to $8.01 per Mcf in 2007. See "Other Proceeds" below. Beginning in 2006 and into 2007, gas prices trended lower primarily because of adequate natural gas supply inventory due to warmer than normal winter weather in 2006 and the absence of hurricane activity in the Gulf of Mexico. Much colder temperatures in early 2007 caused prices to partially rebound. As a result of tighter storage levels and higher oil prices, gas prices increased in the first half of 2008 and reached as high as $13.00 per MMBtu in July. Due to concerns of oversupply from shale gas development, declining demand due to the deepening U.S. recession, falling oil prices and increased gas storage, recent gas prices have declined. Natural gas prices are expected to remain volatile. The average NYMEX price for fourth quarter 2008 was $6.38 per MMBtu. Recent trust gas prices have averaged approximately 8% higher than the NYMEX price. At February 18, 2009, the average NYMEX gas price for the following 12 months was $4.97 per MMBtu.

Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of net profits income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of net profits income from the 75% net profits interests includes deductions for production expense and development costs since the related underlying properties are working interests. Net profits income is calculated monthly for each of the five conveyances under which the net profits interests were conveyed to the trust. If monthly costs exceed revenues for any conveyance, such excess costs must be recovered, with accrued interest, from future net proceeds of that conveyance and cannot reduce net profits income from other conveyances. Costs have never exceeded revenues from 90% net profits interests, nor are they expected to in the future. Significantly lower oil prices caused costs to exceed revenues by a total of $161,296 ($120,972 net to the trust) on properties underlying the Texas working interest in January and February 2009 and by $143,485 ($107,614 net to the trust) on properties underlying the Oklahoma working interest in February 2009. However, these excess costs did not reduce net proceeds from the remaining conveyances. With continued downward pressure on oil and gas prices from the deepening U.S. recession, excess costs are expected to continue over the near term, resulting in lower monthly distributions.

Total costs deducted in the calculation of net profits income were $11.4 million in 2008, $10.7 million in 2007 and $10.4 million in 2006. The 7% increase in costs from 2007 to 2008 is attributable to higher production taxes associated with increased revenues and increased production expense related to the timing of cash disbursements and overall price increases as well as increased power and fuel and workover costs, partially offset by lower development costs and lower property taxes due to the timing of cash disbursements. The 3% increase in costs from 2006 to 2007 is attributable to higher development costs, partially offset by lower property taxes related to the timing of cash disbursements, lower production taxes associated with decreased revenues and decreased production expense due to decreased power and fuel and carbon dioxide injection costs.

Unit operators of the properties underlying the 75% net profits interests have reported total budgeted development costs, net to the underlying properties, of approximately $756,000 for 2009 and $1.5 million for 2010, as compared to budgeted development costs of $1.2 million and actual development costs of $1.5 million for 2008. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects.

Other Proceeds

The calculation of net profits income for 2008 includes lawsuit settlements of $2,430,326 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in these settlements was interest of $1,024,815 and additional gas revenue of $1,405,511, which increased the 2008 average gas sales price by $0.67 per Mcf. The total settlements, net to the trust, were $2,187,294, or $0.36 per unit.

The calculation of net profits income for 2006 includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079, which increased the 2006 average gas sales price by $0.61 per Mcf. The total settlement, net to the trust, was $1,988,934, or $0.33 per unit.

State of Texas Margin Tax

In May 2006, the State of Texas modified its franchise tax to impose a "margin tax" of up to 1% on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities." The trust has been advised by Texas tax counsel that the trust is exempt from margin tax as a passive entity. However, each unitholder that is a business entity or limited liability entity subject to the margin tax is generally required to include its share of the trust's revenues in its margin tax computation.

Unitholders are urged to consult their own tax advisors regarding the requirements for filing state tax returns.

Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

Fourth Quarter 2008 and 2007

During the quarter ended December 31, 2008, the trust received net profits income totaling $6,733,010, compared with fourth quarter 2007 net profits income of $5,237,599. This 29% increase is primarily attributable to higher oil and gas prices, partially offset by decreased oil and gas production.

Administration expense was $54,205 and trust interest income was $2,813, resulting in fourth quarter 2008 distributable income of $6,681,618, or $1.113603 per unit. Distributable income for fourth quarter 2007 was $5,197,674, or $0.866279 per unit. Distributions to unitholders for the quarter ended December 31, 2008 were:

RECORD DATE	PAYMENT DATE	PER UNIT
October 31, 2008	November 17, 2008	$ 0.467223
November 28, 2008	December 12, 2008	0.393836
December 31, 2008	January 15, 2009	0.252544
		$ 1.113603

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 **Commission file number 1-10982**

Cross Timbers Royalty Trust

(Exact name of registrant as specified in the Cross Timbers Royalty Trust Indenture)

Texas	**75-6415930**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas **75283-0650**
(Address of principal executive offices) **(Zip Code)**

Registrant's telephone number including area code: (877) 228-5084

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units of Beneficial Interest	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the units of beneficial interest of the trust, based on the closing price on the New York Stock Exchange as of June 30, 2008 (the last business day of its most recently completed second fiscal quarter), held by non-affiliates of the registrant on that date was approximately $388 million.

At February 25, 2009, there were 6,000,000 units of beneficial interest of the trust outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Listed below is the only document parts of which are incorporated herein by reference and the parts of this report into which the document is incorporated:

2008 Annual Report to Unitholders—Part II

PART I

Item 1. *Business*

Cross Timbers Royalty Trust is an express trust created under the laws of Texas pursuant to the Cross Timbers Royalty Trust Indenture entered into on February 12, 1991 between predecessors of XTO Energy Inc. (formerly known as Cross Timbers Oil Company), as grantors, and NCNB Texas National Bank, as trustee. Bank of America, N.A. is now the trustee of the trust. In 2007 the Bank of America private wealth management group officially became known as "U.S. Trust, Bank of America Private Wealth Management." The legal entity that serves as the trustee of the trust did not change, and references in this Form 10-K to U.S. Trust, Bank of America Private Wealth Management shall describe the legal entity Bank of America, N.A. The principal office of the trust is located at 901 Main Street, Dallas, Texas 75202 (telephone number 877-228-5084).

The trust's internet web site is www.crosstimberstrust.com. We make available free of charge, through our web site, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are accessible through our internet web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

On February 12, 1991, the predecessors of XTO Energy conveyed defined net profits interests to the trust under five separate conveyances:

— one in each of the states of Texas, Oklahoma and New Mexico, to convey a 90% defined net profits interest carved out of substantially all royalty and overriding royalty interests owned by the predecessors in those states, and

— one in each of the states of Texas and Oklahoma, to convey a 75% defined net profits interest carved out of specific working interests owned by the predecessors in those states.

The conveyance of these net profits interests was effective for production from October 1, 1990. The net profits interests and the underlying properties are further described under Item 2.

In exchange for the net profits interests conveyed to the trust, the predecessors of XTO Energy received 6,000,000 units of beneficial interest of the trust. Predecessors of XTO Energy distributed units to their owners in February 1991 and November 1992, and in February 1992, sold units in the trust's initial public offering. Units are listed and traded on the New York Stock Exchange under the symbol "CRT." During 1996 and 1997, XTO Energy purchased 1,360,000 units on the open market. On September 18, 2003, XTO Energy distributed all of the 1,360,000 trust units it owned as a dividend to its common stockholders. XTO Energy currently is not a unitholder of the trust.

Under the terms of each of the five conveyances, the trust receives net profits income from the net profits interests generally on the last business day of each month. Net profits income is determined by XTO Energy by multiplying the net profit percentage (90% or 75%) times net proceeds from the underlying properties for each conveyance during the previous month. Net proceeds are the gross proceeds received from the sale of production, less "production costs", as defined in the conveyances. For the 90% net profits interests and the 75% net profits interests, production costs generally include applicable property taxes, transportation, marketing and other charges. For the 75% net profits interests only, production costs also include capital and operating costs paid (e.g., drilling, production and other direct costs of owning and operating the property) and a monthly overhead charge that is adjusted annually. The monthly overhead charge at December 31, 2008 was $31,831 ($23,873 net to the trust). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2008, monthly overhead attributable to the Penwell Unit was $2,830 ($2,123 net to the trust). If production costs exceed gross proceeds for any conveyance, this excess is carried forward to future monthly computations of net proceeds until the excess costs (plus interest accrued as specified in the conveyances) are completely recovered. Excess production costs and related accrued interest from one conveyance cannot be used to reduce net proceeds from any other conveyance.

Costs exceeded revenues on properties underlying the Texas working interest in January and February 2009 and on properties underlying the Oklahoma working interest in February 2009. For further information on excess costs, see "Trustee's Discussion and Analysis" of financial conditions and results of operations for the three-year period ended December 31, 2008 in the trust's annual report to unitholders for the year ended December 31, 2008.

The trust is not liable for any production costs or liabilities attributable to the underlying properties. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return the overpayment, but net profits income payable to the trust for the next month will be reduced by the overpayment, plus interest at the prime rate.

Approximately 20 of the underlying royalty interests in the San Juan Basin burden working interests in properties operated by XTO Energy. XTO Energy also operates the Penwell Unit, following its acquisition of an additional interest in this unit in August 2004. XTO Energy's original interest in the Penwell Unit is one of the properties underlying the Texas 75% net profits interests. Other than these properties, XTO Energy does not operate or control any of the underlying properties or related working interests.

As a working interest owner, XTO Energy can generally decline participation in any operation and allow consenting parties to conduct such operations, as provided under the operating agreements. XTO Energy also can assign, sell, or otherwise transfer its interest in the underlying properties, subject to the net profits interests, or can abandon an underlying property that is a working interest if it is incapable of producing in paying quantities, as determined by XTO Energy.

To the extent allowed, XTO Energy is responsible for marketing its production from the underlying properties under existing sales contracts or new arrangements on the best terms reasonably obtainable in the circumstances.

Net profits income received by the trust on or before the last business day of the month is generally attributable to oil production two months prior and gas production three months prior. The monthly distribution amount to unitholders is determined by:

Adding—

(1) net profits income received,
(2) estimated interest income to be received on the monthly distribution amount, including an adjustment for the difference between the estimated and actual interest received for the prior monthly distribution amount,
(3) cash available as a result of reduction of cash reserves, and
(4) other cash receipts, then

Subtracting—

(1) liabilities paid and
(2) the reduction in cash available due to establishment of or increase in any cash reserve.

The monthly distribution amount is distributed to unitholders of record within ten business days after the monthly record date. The monthly record date is generally the last business day of the month. The trustee calculates the monthly distribution amount and announces the distribution per unit at least ten days prior to the monthly record date.

The trustee may establish cash reserves for contingencies. Cash held for such reserves, as well as for pending payment of the monthly distribution amount may be invested in federal obligations or certificates of deposit of major banks.

The trustee's function is to collect the net profits income from the net profits interests, to pay all trust expenses and pay the monthly distribution amount to unitholders. The trustee's powers are specified by the terms of the indenture. The trust cannot engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments. The trust has no employees since all administrative functions are performed by the trustee.

Approximately 59% of the net profits income received by the trust during 2008, as well as 77% of the estimated proved reserves of the net profits interests at December 31, 2008 (based on estimated future net cash flows using year-end oil and gas prices), is attributable to natural gas. There is generally a greater demand for gas during the winter. Otherwise, trust income is not subject to seasonal factors, nor dependent upon patents, licenses, franchises or concessions. The trust conducts no research activities.

Item 1A. ***Risk Factors***

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by the trustee from time to time. Such factors, among others, may have a material adverse effect upon the trust's financial condition, distributable income and changes in trust corpus.

The following discussion of risk factors should be read in conjunction with the financial statements and related notes included in the trust's annual report to unitholders for the year ended December 31, 2008. Because of these and other factors, past financial performance should not be considered an indication of future performance.

The market price for the trust units may not reflect the value of the net profits interests held by the trust.

The public trading price for the trust units tends to be tied to the recent and expected levels of cash distributions on the trust units. The amounts available for distribution by the trust vary in response to numerous factors outside the control of the trust or XTO Energy, including prevailing prices for oil and natural gas produced from the underlying properties. The market price of the trust units is not necessarily indicative of the value that the trust would realize if the net profits interests were sold to a third party buyer. In addition, such market price is not necessarily reflective of the fact that, since the assets of the trust are depleting assets, a portion of each cash distribution paid on the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. There is no guarantee that distributions made to a unitholder over the life of these depleting assets will equal or exceed the purchase price paid by the unitholder.

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect the net proceeds payable to the trust and trust distributions.

The trust's monthly cash distributions are highly dependent upon the prices realized from the sale of natural gas and, to a lesser extent, oil. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and XTO Energy. Factors that contribute to price fluctuations include instability in oil-producing regions, worldwide economic conditions, weather conditions, the supply and price of domestic and foreign oil and natural gas, consumer demand, the price and availability of alternative fuels, the proximity to, and capacity of, transportation facilities and the effect of worldwide energy conservation measures. Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long term. Lower oil and natural gas prices may reduce the amount of oil and natural gas that is economic to produce and will reduce net profits available to the trust. The volatility of energy prices reduces the predictability of future cash distributions to trust unitholders.

Higher production expense and/or development costs, without concurrent increases in revenue, will directly decrease the net proceeds payable to the trust from the properties underlying the 75% net profits interests.

Production expense and development costs are deducted in the calculation of the trust's share of net proceeds from properties underlying the 75% net profits interests. Accordingly, higher or lower production expense and development costs, without concurrent changes in revenue, will directly decrease or increase the amount received by the trust for its 75% net profits interests. If development costs and production expense for properties underlying the 75% net profits in a particular state exceed the production proceeds from the properties (as was the case with respect to the properties underlying the Texas working interest in January and February 2009 and properties underlying the Oklahoma working interest in February 2009), the trust will not receive net proceeds for those properties until future proceeds from production in that state exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional revenue to repay the costs.

Proved reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions could cause the quantities and net present value of the reserves to be overstated.

Estimating proved oil and gas reserves is inherently uncertain. Petroleum engineers consider many factors and make assumptions in estimating reserves and future net cash flows. Those factors and assumptions include historical production from the area compared with production rates from similar producing areas, the effects of governmental regulation, assumptions about future commodity prices, production expense and development costs, taxes and capital expenditures, the availability of enhanced recovery techniques and relationships with landowners, working interest partners, pipeline companies and others. Lower oil and gas prices generally cause lower estimates of proved reserves. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variances could be material. Because the trust owns net profits interests, it does not own a specific percentage of the oil and gas reserves. Estimated proved reserves for the net profits interests are based on estimates of reserves for the underlying properties and an allocation method that considers estimated future net proceeds and oil and gas prices. Because trust reserve quantities are determined using an allocation formula, increases or decreases in oil and gas prices can significantly affect estimated reserves of the 75% net profits interests.

Operational risks and hazards associated with the development of the underlying properties may decrease trust distributions.

There are operational risks and hazards associated with the production and transportation of oil and natural gas, including without limitation natural disasters, blowouts, explosions, fires, leakage of oil or natural gas, releases of other hazardous materials, mechanical failures, cratering, and pollution. Any of these or similar occurrences could result in the interruption or cessation of operations, personal injury or loss of life, property damage, damage to productive formations or equipment, damage to the environment or natural resources, or cleanup obligations. The operation of oil and gas properties is also subject to various laws and regulations. Non-compliance with such laws and regulations could subject the operator to additional costs, sanctions or liabilities. The uninsured costs resulting from any of the above or similar occurrences could be deducted as a production expense or development cost in calculating the net proceeds payable to the trust from properties underlying the 75% net profits interests, and would therefore reduce trust distributions by the amount of such uninsured costs.

Cash held by the trustee is not fully insured by the Federal Deposit Insurance Corporation, and future royalty income may be subject to risks relating to the creditworthiness of third parties.

Currently, cash held by the trustee as a reserve for liabilities and for the payment of expenses and distributions to unitholders is invested in Bank of America certificates of deposit which are backed by the good faith of Bank of America, N.A., but are only insured by the Federal Deposit Insurance Corporation up to $250,000. The trust does not lend money and has limited ability to borrow money, which the trustee believes limits the trust's risk from the current tightening of credit markets. The trust's future royalty income, however, may be subject to risks relating to the creditworthiness of the operators of the underlying properties and other purchasers of the crude oil and natural gas produced from the underlying properties, as well as risks associated with fluctuations in the price of crude oil and natural gas.

Trust unitholders and the trustee have no influence over the operations on, or future development of, the underlying properties.

Because XTO Energy does not operate most of the underlying properties, it is unable to significantly influence the operations or future development of the underlying properties. Neither the trustee nor the trust unitholders can influence or control the operation or future development of the underlying properties. The failure of an operator to conduct its operations or discharge its obligations in a proper manner could have an adverse effect on the net proceeds payable to the trust. Although XTO Energy and the other operators of the underlying properties must adhere to the standard of a prudent operator, they are under no obligation to continue operating the properties. Neither the trustee nor trust unitholders have the right to replace an operator.

The assets of the trust represent interests in depleting assets and, if XTO Energy or any other operators developing the underlying properties do not perform additional successful development projects, the assets may deplete faster than expected. Eventually, the assets of the trust will cease to produce in commercial quantities and the trust will cease to receive proceeds from such assets.

The net proceeds payable to the trust are derived from the sale of depleting assets. Eventually, the properties underlying the trust's net profits interests will cease to produce in commercial quantities and the trust will, therefore, cease to receive any net proceeds therefrom. The reduction in proved reserve quantities is a common measure of the depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves. The timing and size of these projects will depend on the market prices of oil and natural gas. If XTO Energy or other operators of the properties do not implement additional maintenance and successful development projects, the future rate of production decline of proved reserves may be higher than the rate currently estimated.

Terrorism and continued geopolitical hostilities could adversely affect trust distributions or the market price of the trust units.

Terrorist attacks and the threat of terrorist attacks, whether domestic or foreign, as well as the military or other actions taken in response, cause instability in the global financial and energy markets. Terrorism and other geopolitical hostilities could adversely affect trust distributions or the market price of the trust units in unpredictable ways, including through the disruption of fuel supplies and markets, increased volatility in oil and natural gas prices, or the possibility that the infrastructure on which the operators of the underlying properties rely could be a direct target or an indirect casualty of an act of terror.

XTO Energy may transfer its interest in the underlying properties without the consent of the trust or the trust unitholders.

XTO Energy may at any time transfer all or part of its interest in the underlying properties to another party. Neither the trust nor the trust unitholders are entitled to vote on any transfer of the properties underlying the trust's net profits interests, and the trust will not receive any proceeds of any such transfer. Following any transfer, the transferred property will continue to be subject to the net profits interests of the trust, but the calculation, reporting and remitting of net proceeds to the trust will be the responsibility of the transferee.

XTO Energy or any other operator of any underlying property may abandon the property, thereby terminating the related net profits interest payable to the trust.

XTO Energy or any other operator of the underlying properties, or any transferee thereof, may abandon any well or property without the consent of the trust or the trust unitholders if they reasonably believe that the well or property can no longer produce in commercially economic quantities. This could result in the termination of the net profits interest relating to the abandoned well or property.

The net profits interests can be sold and the trust would be terminated.

The trust may sell the net profits interests if the holders of 80% or more of the trust units approve the sale or vote to terminate the trust. The trust will terminate if it fails to generate gross proceeds from the underlying properties of at least $1,000,000 per year over any consecutive two-year period. Sale of all of the net profits interests will terminate the trust. The net proceeds of any sale must be for cash with the proceeds promptly distributed to the trust unitholders.

Trust unitholders have limited voting rights and have limited ability to enforce the trust's rights against XTO Energy or any other operator of the underlying properties.

The voting rights of a trust unitholder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for an annual or other periodic re-election of the trustee. Additionally, trust unitholders have no voting rights in XTO Energy.

The trust indenture and related trust law permit the trustee and the trust to sue XTO Energy or operators of the underlying properties to compel them to fulfill the terms of the conveyance of the net profits interests. If the trustee does not take appropriate action to enforce provisions of the conveyance, the recourse of the trust unitholders would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions. Trust unitholders probably would not be able to sue XTO Energy or any other operator of the underlying properties.

Financial information of the trust is not prepared in accordance with U.S. GAAP.

The financial statements of the trust are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, or U.S. GAAP. Although this basis of accounting is permitted for royalty trusts by the Securities and Exchange Commission, the financial statements of the trust differ from U.S. GAAP financial statements because net profits income is not accrued in the month of production, expenses are not recognized when incurred and cash reserves may be established for certain contingencies that would not be recorded in U.S. GAAP financial statements.

The limited liability of trust unitholders is uncertain.

The trust unitholders are not protected from the liabilities of the trust to the same extent that a shareholder would be protected from a corporation's liabilities. The structure of the trust does not include the interposition of a limited liability entity such as a corporation or limited partnership which would provide further limited liability protection to trust unitholders. While the trustee is liable for any excess liabilities incurred if the trustee fails to insure that such liabilities are to be satisfied only out of trust assets, under the laws of Texas, which are unsettled on this point, a unitholder may be jointly and severally liable for any liability of the trust if the satisfaction of such liability was not contractually limited to the assets of the trust and the assets of the trust and the trustee are not adequate to satisfy such liability. As a result, trust unitholders may be exposed to personal liability. The trust, however, is not liable for production costs or other liabilities of the underlying properties.

Drilling oil and natural gas wells is a high-risk activity and subjects the trust to a variety of factors that it cannot control.

Drilling oil and natural gas wells involves numerous risks, including the risk that commercially productive oil and natural gas reservoirs are not encountered. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause drilling activities to be unsuccessful. In addition, there is often uncertainty as to the future cost or timing of drilling, completing and operating wells. Further, the development activities may be curtailed, delayed or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- restricted access to land for drilling or laying pipeline;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions; and
- costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

While these risks do not expose the trust to liabilities of the drilling contractor or operator of the well, they can reduce net proceeds payable to the trust and trust distributions by decreasing oil and gas revenues or increasing production expense or development costs from the underlying properties. Furthermore, these risks may cause the costs of development activities on properties underlying the 75% net profits interests to exceed the revenues therefrom, thereby reducing net proceeds payable to the trust and trust distributions.

The underlying properties are subject to complex federal, state and local laws and regulations that could adversely affect net proceeds payable to the trust and trust distributions.

Extensive federal, state and local regulation of the oil and natural gas industry significantly affects operations on the underlying properties. In particular, oil and natural gas development and production are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities, which costs could reduce net proceeds payable to the trust and trust distributions. These regulations may become more demanding in the future.

Item 1B. ***Unresolved Staff Comments***

As of December 31, 2008, the trust did not have any unresolved Securities and Exchange Commission staff comments.

Item 2. ***Properties***

The net profits interests are the principal asset of the trust. The trustee cannot acquire any other asset, with the exception of certain short-term investments as specified under Item 1. The trustee is prohibited from selling any portion of the net profits interests unless approved by at least 80% of the unitholders or at such time as trust gross revenue is less than $1 million for two successive years.

The net profits interests comprise:

the 90% net profits interests which are carved from:

a) producing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and

b) 11.11% nonparticipating royalty interests in nonproducing properties located primarily in Texas and Oklahoma; and

the 75% net profits interests which are carved from working interests in four properties in Texas and three properties in Oklahoma.

All underlying royalties, underlying nonproducing royalties and underlying working interest properties are currently owned by XTO Energy. XTO Energy may sell all or any portion of the underlying properties at any time, subject to and burdened by the net profits interests.

Producing Acreage, Wells and Drilling

Underlying Royalties. The underlying royalties are royalty and overriding royalty interests primarily located in mature producing oil and gas fields. The most significant producing region in which the underlying royalties are located is the San Juan Basin in northwestern New Mexico. The trust's estimated proved gas reserves from this region totaled 20.8 Bcf at December 31, 2008, or approximately 81% of trust total gas reserves at that date. XTO Energy estimates that underlying royalties in the San Juan Basin include more than 3,900 gross (approximately 40 net) wells, covering over 60,000 gross acres. Approximately half of these wells are operated by BP America Production Company or ConocoPhillips. Production from conventional gas wells is primarily from the Dakota, Mesaverde and Pictured Cliffs formations.

Most of the trust's San Juan Basin gas has been approved for increased density drilling. In 1999, the Mesaverde was approved for increased density drilling, and in 2002 the Fruitland Coal was approved for increased density drilling, which doubled the number of drill wells allowed per spacing unit. XTO Energy has advised the trustee that the trust has received net proceeds from additional development wells in recent years and that it believes operators will continue to pursue increased density drilling, but the potential effect on the trust is unknown.

Eastward pipeline capacity was added in the San Juan Basin in the recent past, reducing the dependence of this gas on California markets and effectively increasing San Juan Basin gas prices in relation to prices from other regions. Gas-powered electricity generation is increasing in the southwest, and future pipelines are being discussed.

The underlying royalties also include royalties in the Sand Hills field of Crane County, Texas. Most of these properties are operated by major operators. The Sand Hills field was discovered in 1931 and includes production from three main intervals, the Tubb, McKnight and Judkins. Development potential for the field includes recompletions and additional infill drilling.

The underlying royalties contain approximately 462,000 gross (approximately 26,000 net) producing acres. Well counts for the underlying royalties cannot be provided because information regarding the number of wells on royalty properties is generally not made available to royalty interest owners.

Underlying Working Interest Properties. The underlying working interest properties, detailed below, are developed properties undergoing secondary or tertiary recovery operations:

			Ownership of XTO Energy	
Unit	**County/State**	**Operator**	**Working Interest**	**Revenue Interest**
North Cowden	Ector/Texas	Occidental Permian, Ltd.	1.7%	1.4%
North Central Levelland	Hockley/Texas	Apache Corporation	3.2%	2.1%
Penwell	Ector/Texas	XTO Energy Inc.	5.2%	4.6%
Sharon Ridge Canyon	Borden/Texas	Occidental Permian, Ltd.	4.3%	2.8%
Hewitt	Carter/Oklahoma	ExxonMobil Corporation	11.3%	9.9%
Wildcat Jim Penn	Carter/Oklahoma	Noble Energy Production, Inc.	8.6%	7.5%
South Graham Deese	Carter/Oklahoma	Linn Energy, LLC	9.2%	8.7%

The underlying working interest properties consist of 60,154 gross (2,290 net) producing acres. As of December 31, 2008, there were 1,523 gross (70.5 net) productive oil wells and no wells in process of drilling on these properties. Total wells drilled were three gross (0.3 net) wells in 2008, eleven gross (0.4 net) wells in 2007 and nine gross (0.2 net) wells in 2006.

Oil and Natural Gas Production

Trust production is recognized in the period net profits income is received, which is the month following receipt by XTO Energy, and generally two months after the time of oil production and three months after gas production. Oil and gas production and average sales prices attributable to the underlying properties and the net profits interests for the three years ended December 31, 2008 were as follows:

	90% Net Profits Interests			75% Net Profits Interests			Total		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Production									
Underlying Properties									
Oil Sales (Bbls)	**68,345**	72,140	80,992	**155,951**	174,826	189,120	**224,296**	246,966	270,112
Average per day (Bbls)	**187**	198	222	**426**	479	518	**613**	677	740
Gas Sales (Mcf)	**2,017,442**	2,288,853	2,577,732	**61,908**	79,064	88,745	**2,079,350**	2,367,917	2,666,477
Average per day (Mcf)	**5,512**	6,271	7,062	**169**	216	243	**5,681**	6,487	7,305
Net Profits Interests									
Oil Sales (Bbls)	**59,597**	62,547	69,469	**69,444**	48,760	73,598	**129,041**	111,307	143,067
Average per day (Bbls)	**163**	171	190	**190**	134	202	**353**	305	392
Gas Sales (Mcf)	**1,799,599**	2,053,924	2,300,325	**25,548**	18,955	29,278	**1,825,147**	2,072,879	2,329,603
Average per day (Mcf)	**4,917**	5,627	6,302	**70**	52	80	**4,987**	5,679	6,382
Average Sales Price									
Oil (per Bbl)	**$100.53**	$59.95	$58.62	**$99.31**	$59.60	$59.23	**$99.68**	$59.70	$59.05
Gas (per Mcf)	**$11.84**	$8.13	$8.97	**$7.15**	$4.70	$3.63	**$11.70**	$8.01	$8.79

Nonproducing Acreage

The underlying nonproducing royalties contain approximately 200,000 gross (approximately 3,000 net) acres in Texas, Oklahoma and New Mexico which were nonproducing at the date of the trust's creation. The trust is entitled to 10% of oil and gas production attributable to the underlying mineral interests, but is not entitled to delay rental payments or lease bonuses. There has been no significant development of such nonproducing acreage since the trust's creation.

Pricing and Sales Information

Oil and gas are generally sold from the underlying properties at market-sensitive prices. The majority of sales from the underlying working interest properties are to major oil and gas companies. Information about purchasers of oil and gas from royalty properties is generally not provided by operators to XTO Energy as a royalty owner, or to the trust.

Oil and Natural Gas Reserves

General

Miller and Lents, Ltd., independent petroleum engineers, has estimated oil and gas reserves attributable to the underlying properties as of December 31, 2008, 2007, 2006 and 2005. The estimated reserves for the underlying properties are then used by XTO Energy to calculate the estimated oil and gas reserves attributable to the net profits interests. Numerous uncertainties are inherent in estimating reserve volumes and values, and such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimates.

Reserve quantities and revenues for the net profits interests were estimated from projections of reserves and revenues attributable to the combined interests of the trust and XTO Energy in the subject properties. Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserve quantities. Accordingly, reserves allocated to the trust pertaining to its 75% net profits interests in the working interest properties have effectively been reduced to reflect recovery of the trust's 75% portion of applicable production and development costs. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

The standardized measure of discounted future net cash flows and changes in such discounted cash flows as presented below are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce the proved reserves. Because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be the most representative in estimating future revenues or reserve data. Future net cash flows are discounted at an annual rate of 10%. No provision is included for federal income taxes since future net cash flows are not subject to taxation at the trust level.

Estimated costs to plug and abandon wells on the underlying working interest properties at the end of their productive lives have not been deducted from cash flows since this is not a legal obligation of the trust. These costs are the legal obligation of XTO Energy as the owner of the underlying working interests and will only be deducted from net proceeds payable to the trust if net proceeds from the related conveyance exceed such costs when paid, subject to excess cost carryforward provisions as described under Item 1.

Year-end oil prices used to determine the standardized measure were based on a West Texas Intermediate crude oil posted price of $41.22 per Bbl in 2008, $92.70 per Bbl in 2007, $57.75 per Bbl in 2006 and $57.75 per Bbl in 2005. The year-end weighted average realized gas prices used to determine the standardized measure were $4.27 per Mcf in 2008, $6.41 per Mcf in 2007, $5.01 per Mcf in 2006 and $7.70 per Mcf in 2005.

Proved Reserves

(in thousands)	Net Profits Interests: 90% Net Profits Interests		Net Profits Interests: 75% Net Profits Interests		Net Profits Interests: Total		Underlying Properties	
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Balance, December 31, 2005	500.9	28,568.1	1,190.2	504.5	1,691.1	29,072.6	3,299.4	32,941.6
Extensions, additions and discoveries	11.3	873.2	-0-	-0-	11.3	873.2	12.6	970.9
Revisions of prior estimates ...	87.4	647.3	(247.7)	(135.4)	(160.3)	511.9	(56.6)	635.1
Production	(69.5)	(2,300.3)	(73.6)	(29.3)	(143.1)	(2,329.6)	(270.1)	(2,666.5)
Balance, December 31, 2006	530.1	27,788.3	868.9	339.8	1,399.0	28,128.1	2,985.3	31,881.1
Extensions, additions and discoveries	10.1	1,151.3	-0-	-0-	10.1	1,151.3	11.2	1,279.0
Revisions of prior estimates ...	27.9	316.5	411.7	135.7	439.6	452.2	356.1	409.7
Production	(62.5)	(2,053.9)	(48.8)	(19.0)	(111.3)	(2,072.9)	(247.0)	(2,367.9)
Balance, December 31, 2007	505.6	27,202.2	1,231.8	456.5	1,737.4	27,658.7	3,105.6	31,201.9
Extensions, additions and discoveries	9.1	915.1	-0-	-0-	9.1	915.1	10.1	1,016.5
Revisions of prior estimates ...	77.4	(854.6)	(845.6)	(336.1)	(768.2)	(1,190.7)	(772.5)	(1,303.1)
Production	(59.6)	(1,799.6)	(69.4)	(25.5)	(129.0)	(1,825.1)	(224.3)	(2,079.4)
Balance, December 31, 2008	532.5	25,463.1	316.8	94.9	849.3	25,558.0	2,118.9	28,835.9

Extensions, additions and discoveries of proved gas reserves are primarily because of development in the San Juan Basin. Revisions of prior estimates are primarily related to changes in year-end prices and costs. See "General" above. During 2007, payout occurred under the reversion agreement in which 25% of XTO Energy's interest in certain underlying royalties were transferred to a third party when payout occurred. As a result, the December 31, 2008 and 2007 proved reserves for the underlying properties attributable to the 90% net profits interest have been reduced to reflect payout. Previously, December 31, 2005 and 2006, proved reserves for the underlying properties and attributable to the 90% net profits interests were reduced to reflect anticipated payout under the reversion agreement. See "Reversion Agreement" below.

Proved Developed Reserves

(in thousands)	Net Profits Interests							
	90% Net Profits Interests		75% Net Profits Interests		Total		Underlying Properties	
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
December 31, 2005	500.9	28,568.1	1,190.2	504.5	1,691.1	29,072.6	3,299.4	32,941.6
December 31, 2006	530.1	27,788.3	866.9	335.3	1,397.0	28,123.6	2,974.8	31,857.4
December 31, 2007	505.6	27,202.2	1,229.1	450.3	1,734.7	27,652.5	3,098.5	31,185.8
December 31, 2008	532.5	25,463.1	315.9	92.9	848.4	25,556.0	2,114.2	28,825.3

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

(in thousands)	90% Net Profits Interests			75% Net Profits Interests			Total		
	December 31			December 31			December 31		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net Profits Interests									
Future cash inflows	$128,401	$220,416	$166,093	$ 11,759	$110,659	$ 48,802	$140,160	$331,075	$214,895
Future production taxes	(10,681)	(17,674)	(14,698)	(736)	(7,240)	(3,577)	(11,417)	(24,914)	(18,275)
Future net cash flows	117,720	202,742	151,395	11,023	103,419	45,225	128,743	306,161	196,620
10% discount factor	(60,109)	(106,209)	(77,841)	(4,161)	(54,651)	(21,391)	(64,270)	(160,860)	(99,232)
Standardized measure	$ 57,611	$ 96,533	$ 73,554	$ 6,862	$ 48,768	$ 23,834	$ 64,473	$145,301	$ 97,388
Underlying Properties									
Future cash inflows							$199,671	$473,361	$319,605
Future production costs							(54,174)	(110,200)	(91,088)
Future net cash flows							145,497	363,161	228,517
10% discount factor							(72,335)	(190,878)	(115,013)
Standardized measure							$ 73,162	$172,283	$113,504

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

(in thousands)	90% Net Profits Interests			75% Net Profits Interests			Total		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net Profits Interests									
Standardized measure, January 1	$ 96,533	$ 73,554	$108,315	$48,768	$23,834	$32,295	$145,301	$ 97,388	$140,610
Extensions, additions and discoveries	1,918	3,788	2,626	-0-	-0-	-0-	1,918	3,788	2,626
Accretion of discount	8,087	6,133	9,036	4,174	2,101	2,845	12,261	8,234	11,881
Revisions of prior estimates, changes in price and other	(25,333)	30,411	(25,383)	(39,285)	25,669	(7,090)	(64,618)	56,080	(32,473)
Net profits income	(23,594)	(17,353)	(21,040)	(6,795)	(2,836)	(4,216)	(30,389)	(20,189)	(25,256)
Standardized measure, December 31	$ 57,611	$ 96,533	$ 73,554	$ 6,862	$48,768	$23,834	$ 64,473	$145,301	$ 97,388

	2008	2007	2006
Underlying Properties			
Standardized measure, January 1	$172,283	$113,504	$163,410
Revisions:			
Prices and costs	(69,652)	66,041	(39,501)
Quantity estimates	(9,421)	4,117	2,645
Accretion of discount	14,551	9,610	13,834
Future development costs	(1,451)	(2,151)	(783)
Other	(4)	16	(19)
Net revisions	(65,977)	77,633	(23,824)
Extensions, additions and discoveries	2,132	4,209	2,918
Production	(36,729)	(25,262)	(29,724)
Development costs	1,453	2,199	724
Net change	(99,121)	58,779	(49,906)
Standardized measure, December 31	$ 73,162	$172,283	$113,504

Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

Regulation

Natural Gas Regulation

The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates charged and various other matters, by the Federal Energy Regulatory Commission. Federal price controls on wellhead sales of domestic natural gas terminated on January 1, 1993. On August 8, 2005, Congress enacted the Energy Policy Act of 2005. The Energy Policy Act, among other things, amended the Natural Gas Act to prohibit market manipulation by any entity, to direct FERC to facilitate market transparency in the market for sale or transportation of physical natural gas in interstate commerce, and to significantly increase the penalties for violations of the Natural Gas Act, the Natural Gas Act of 1978, or FERC rules, regulations or orders thereunder. FERC has promulgated new regulations to implement the Energy Policy Act.

While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. It is impossible to predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, such proposals might have on the operations of the underlying properties.

Federal Regulation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. The net price received from the sale of these products is affected by market transportation costs. Under rules adopted by FERC effective January 1995, interstate oil pipelines can change rates based on an inflation index, though other rate mechanisms may be used in specific circumstances.

On December 19, 2007, the President signed into law the Energy Independence & Security Act of 2007 (PL 110-140). The EISA, among other things, prohibits market manipulation by any person in connection with the purchase or sale of crude oil, gasoline or petroleum distillates at wholesale in contravention of such rules and regulations that the Federal Trade Commission may prescribe, directs the Federal Trade Commission to enforce the regulations, and establishes penalties for violations thereunder. We cannot predict the impact of future government regulation on any natural gas facilities.

State Regulation

The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rates of production may be regulated and the maximum daily production allowables from both oil and gas wells may be established on a market demand or conservation basis, or both.

State Tax Withholding

Several states have enacted legislation to require state income tax withholding from nonresident recipients of oil and gas proceeds. After consultation with its state tax counsel, XTO Energy has advised the trustee that it believes the trust is not subject to these withholding requirements. However, regulations are subject to change by the various states, which could change the conclusion. Should the trust be required to withhold state taxes, distributions to the unitholders would be reduced by the required amount, subject to the unitholder's right to file a state tax return to claim any refund due.

In May 2006, the State of Texas modified its franchise tax to impose a "margin tax" of up to 1% on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities." The trust has been advised by Texas tax counsel that the trust is exempt from margin tax as a passive entity. However, each unitholder that is a business entity or limited liability entity subject to the margin tax is generally required to include its share of the trust's revenues in its "margin tax" computation.

Unitholders are urged to consult their own tax advisors regarding the requirements for filing state tax returns.

Other Regulation

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including, but not limited to, regulations and laws relating to environmental protection, occupational safety, resource conservation and equal employment opportunity. XTO Energy has advised the trustee that it does not believe that compliance with these laws will have any material adverse effect upon the unitholders.

Item 3. *Legal Proceedings*

Certain of the underlying properties are involved in various lawsuits and certain governmental proceedings arising in the ordinary course of business. XTO Energy has advised the trustee that it does not believe that the ultimate resolution of these claims will have a material effect on trust annual distributable income, financial position or liquidity.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of unitholders during 2008.

PART II

Item 5. *Market for Units of the Trust, Related Security Holder Matters and Trust Purchases of Units*

The section entitled "Units of Beneficial Interest" on page 1 of the trust's annual report to unitholders for the year ended December 31, 2008 is incorporated herein by reference.

The trust has no equity compensation plans, nor has it purchased any units during the period covered by this report.

Item 6. *Selected Financial Data*

	Year Ended December 31				
	2008	2007	2006	2005	2004
Net Profits Income	$31,311,215	$20,189,267	$25,767,154	$20,607,961	$15,222,417
Distributable Income	30,942,420	19,805,724	25,448,178	20,267,436	14,924,058
Distributable Income per Unit	5.157070	3.300954	4.241363	3.377906	2.487343
Distributions per Unit	5.157070	3.300954	4.241363	3.377906	2.487343
Total Assets at Year-End	18,771,025	20,147,900	21,655,260	23,318,733	24,284,184

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The "Trustee's Discussion and Analysis" of financial condition and results of operations for each of the years in the three-year period ended December 31, 2008 on pages 6 through 10 of the trust's annual report to unitholders for the year ended December 31, 2008 is incorporated herein by reference.

Liquidity and Capital Resources

The trust's only cash requirement is the monthly distribution of its income to unitholders, which is funded by the monthly receipt of net profits income after payment of trust administration expenses. The trust is not liable for any production costs or liabilities attributable to the underlying properties. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return such overpayment, but future net profits income payable to the trust will be reduced by the overpayment, plus interest at the prime rate. The trust may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders.

The trust does not have any transactions, arrangements or other relationships with unconsolidated entities or persons that could materially affect the trust's liquidity or the availability of capital resources.

Off-Balance Sheet Arrangements

The trust has no off-balance sheet financing arrangements. The trust has not guaranteed the debt of any other party, nor does the trust have any other arrangements or relationships with other entities that could potentially result in unconsolidated debt, losses or contingent obligations.

Contractual Obligations

As shown below, the trust had no obligations and commitments to make future contractual payments as of December 31, 2008, other than the December distribution payable to unitholders in January 2009, as shown in the statement of assets, liabilities and trust corpus.

	Payments due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Distribution payable to unitholders	$1,515,264	$1,515,264	$—	$—	$—

Related Party Transactions

The underlying properties are currently owned by XTO Energy. XTO Energy deducts an overhead charge from monthly net proceeds as reimbursement for costs associated with monitoring the 75% net profits interests. As of December 31, 2008, this monthly charge was $31,831 ($23,873 net to the trust). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2008, monthly overhead attributable to the Penwell Unit was $2,830 ($2,123 net to the trust). These overhead charges are subject to annual adjustment based on an oil and gas industry index. For further information regarding the trust's relationship with XTO Energy, see Note 5 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2008.

Critical Accounting Policies

The financial statements of the trust are significantly affected by its basis of accounting and estimates related to its oil and gas properties and proved reserves, as summarized below.

Basis of Accounting

The trust's financial statements are prepared on a modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This method of accounting is consistent with reporting of taxable income to trust unitholders. The most significant differences between the trust's financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

— Net profits income is recognized in the month received rather than accrued in the month of production.

— Expenses are recognized when paid rather than when incurred.

— Cash reserves may be established by the trustee for certain contingencies that would not be recorded under U.S. generally accepted accounting principles.

This comprehensive basis of accounting other than U.S. generally accepted accounting principles corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts. For further information regarding the trust's basis of accounting, see Note 2 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2008.

All amounts included in the trust's financial statements are based on cash amounts received or disbursed, or on the carrying value of the net profits interests, which was derived from the historical cost of the interests at the date of their transfer from XTO Energy, less accumulated amortization to date. Accordingly, there are no fair value estimates included in the financial statements based on either exchange or nonexchange trade values.

Oil and Gas Reserves

The proved oil and gas reserves for the underlying properties are estimated by independent petroleum engineers. The estimated reserves for the underlying properties are then used by XTO Energy to calculate the estimated oil and gas reserves attributable to the net profits interests. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using prices at the date of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices. Accordingly, oil and gas quantities ultimately recovered and the timing of production may be substantially different from original estimates.

The standardized measure of discounted future net cash flows and changes in such cash flows, as reported in Item 2, is prepared using assumptions required by the Financial Accounting Standards Board and the Securities and Exchange Commission. Such assumptions include using year-end oil and gas prices and year-end costs for estimated future development and production expenditures. Discounted future net cash flows are calculated using a 10% rate. Changes in any of these assumptions, including consideration of other factors, could have a significant impact on the standardized measure. Accordingly, the standardized measure does not represent XTO Energy's or the trustee's estimated current market value of proved reserves.

Pending Securities and Exchange Commission Rule

In December 2008, the Securities and Exchange Commission (SEC) released Final Rule, *Modernization of Oil and Gas Reporting.* The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. The new requirements also will allow companies to disclose their probable and possible reserves to investors. In addition, the new disclosure requirements require companies to: (a) report the independence and qualifications of its reserves preparer or auditor; (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit; and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices. The new disclosure requirements are effective for financial statements for fiscal years ending on or after December 31, 2009. The effect of adopting the SEC rule has not been determined, but it is not expected to have a significant effect on our reported financial position or distributable income.

Forward-Looking Statements

Certain information included in this annual report and other materials filed, or to be filed, by the trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by XTO Energy or the trustee) contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, relating to the trust, operations of the underlying properties and the oil and gas industry. Such forward-looking statements may concern, among other things, development activities, future development plans, increased density drilling, reserve-to-production ratios, future net cash flows, maintenance projects, development, production and other costs, oil and gas prices, pricing differentials, proved reserves, production levels, litigation, regulatory matters and competition. Such forward-looking statements are based on XTO Energy's current plans, expectations, assumptions, projections and estimates and are identified by words such as "expects," "intends," "plans," "projects," "anticipates," "predicts," "believes," "goals," "estimates," "should," "could," and similar words that convey the uncertainty of future events. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from expectations, estimates or assumptions expressed in, implied in, or forecasted in such forward-looking statements. Some of the risk factors that could cause actual results to differ materially are explained in Item 1A.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The only assets of and sources of income to the trust are the net profits interests, which generally entitle the trust to receive a share of the net profits from oil and gas production from the underlying properties. Consequently, the trust is exposed to market risk from fluctuations in oil and gas prices. The trust is a passive entity and, other than the trust's ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the trust that cannot be paid out of cash held by the trust, the trust is prohibited from engaging in borrowing transactions. The amount of any such borrowings is unlikely to be material to the trust. In addition, the trustee is prohibited by the trust indenture from engaging in any business activity or causing the trust to enter into any investments other than investing cash on hand in specific short-term cash investments. Therefore, the trust cannot hold any derivative financial instruments. As a result of the limited nature of its borrowing and investing activities, the trust is not subject to any material interest rate market risk. Additionally, any gains or losses from any hedging activities conducted by XTO Energy are specifically excluded from the calculation of net proceeds due the trust under the forms of the conveyances. The trust does not engage in transactions in foreign currencies which could expose the trust to any foreign currency related market risk.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements of the trust and the notes thereto, together with the related reports of KPMG LLP dated February 25, 2009, appearing on pages 11 through 16 of the trust's annual report to unitholders for the year ended December 31, 2008, are incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

There have been no changes in accountants and no disagreements with the trust's independent registered public accountants on any matter of accounting principles or practices or financial statement disclosures during the two years ended December 31, 2008.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The trustee conducted an evaluation of the trust's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, the trustee has concluded that the trust's disclosure controls and procedures were effective as of the end of the period covered by this annual report. In its evaluation of disclosure controls and procedures, the trustee has relied, to the extent considered reasonable, on information provided by XTO Energy.

Trustee's Report on Internal Control Over Financial Reporting

The trustee, Bank of America, N.A., also known as U.S. Trust, Bank of America Private Wealth Management, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The trustee conducted an evaluation of the effectiveness of the trust's internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the trustee's evaluation under the framework in *Internal Control—Integrated Framework*, the trustee concluded that the trust's internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the trust's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report on page 16 of the trust's annual report to unitholders for the year ended December 31, 2008, which is incorporated herein by reference.

There were no changes in the trust's internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the trust's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The trust has no directors, executive officers or audit committee. The trustee is a corporate trustee which may be removed, with or without cause, by the affirmative vote of the holders of a majority of all the units then outstanding.

Section 16(a) of the Securities Exchange Act of 1934 requires that beneficial owners of more than 10% of the registrant's equity securities file initial reports of beneficial ownership and reports of changes in beneficial ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Securities and Exchange Commission has taken the position that executive officers and directors of XTO Energy must also file initial ownership reports and reports of changes in beneficial ownership. Copies of the reports must be provided to the trustee. To the trustee's knowledge, based solely on the information furnished to the trustee, the trustee is unaware of any person that failed to file on a timely basis reports required by Section 16(a) filing requirements with respect to the trust units of beneficial interest during and for the year ended December 31, 2008.

Because the trust has no employees, it does not have a code of ethics. Employees of the trustee, U.S. Trust, Bank of America Private Wealth Management, must comply with the bank's code of ethics, a copy of which will be provided to unitholders, without charge, upon request by appointment at Bank of America Plaza, 17th Floor, 901 Main Street, Dallas, Texas 75202.

Item 11. ***Executive Compensation***

The trustee received the following annual compensation from 2006 through 2008 as specified in the trust indenture:

Name and Principal Position	Year	Other Annual Compensation (1)
U.S. Trust, Bank of America	2008	$15,656
Private Wealth Management, Trustee	2007	10,095
	2006	12,884

(1) Under the trust indenture, the trustee is entitled to an administrative fee of: (i) 1/20 of 1% of the first $100 million of the annual gross revenue of the trust, and 1/30 of 1% of the annual gross revenue of the trust in excess of $100 million, and (ii) trustee's standard hourly rates for time in excess of 300 hours annually.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters***

The trust has no equity compensation plans.

(a) *Security Ownership of Certain Beneficial Owners.* The trustee is not aware of any person who beneficially owns more than 5% of the outstanding units.

(b) *Security Ownership of Management.* The trust has no directors or executive officers. As of February 10, 2009 Bank of America, N.A. owned, in various fiduciary capacities, 56,995 units with a shared right to vote 27,861 of these units and no right to vote 29,134 of these units. Bank of America, N.A. disclaims any beneficial interests in these units. The number of units reflected in this paragraph includes units held by all branches of Bank of America, N.A.

(c) *Changes in Control.* The trustee knows of no arrangements which may subsequently result in a change in control of the trust.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

In computing net profits income paid to the trust for the 75% net profits interests, XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2008 was $31,831 per month, or $381,972 annually (net to the trust of $286,479 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2008, overhead attributable to the Penwell Unit was $2,830 per month, or $33,960 annually (net to the trust of $25,470 annually). These overhead charges are subject to annual adjustment based on an oil and gas industry index.

See Item 11 for the remuneration received by the trustee from 2006 through 2008 and Item 12(b) for information concerning units owned by the trustee, in various fiduciary capacities.

As noted in Item 10, the trust has no directors, executive officers or audit committee. The trustee is a corporate trustee which may be removed, with or without cause, by the affirmative vote of the holders of a majority of all the units then outstanding.

Item 14. ***Principal Accountant Fees and Services***

Fees for services performed by KPMG LLP for the years ended December 31, 2008 and 2007 are:

	2008	2007
Audit fees	$74,938	$71,750
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
	$74,938	$71,750

As referenced in Item 10, above, the trust has no audit committee, and as a result, has no audit committee pre-approval policy with respect to fees paid to KPMG LLP.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this report:

1. *Financial Statements (incorporated by reference in Item 8 of this report)*

   Independent Registered Public Accounting Firm Reports
   Statements of Assets, Liabilities and Trust Corpus at December 31, 2008 and 2007
   Statements of Distributable Income for the years ended December 31, 2008, 2007 and 2006
   Statements of Changes in Trust Corpus for the years ended December 31, 2008, 2007 and 2006
   Notes to Financial Statements

2. *Financial Statement Schedules*

   Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

3. *Exhibits*

(4) (a) Cross Timbers Royalty Trust Indenture amended and restated on January 13, 1992 by NationsBank, N.A. (now Bank of America, N.A.), as trustee, heretofore filed as Exhibit 3.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(b) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(c) Correction to Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated September 23, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.2 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(d) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 75% - Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.5 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(13) Cross Timbers Royalty Trust annual report to unitholders for the year ended December 31, 2008

(23.1) Consent of KPMG LLP

(23.2) Consent of Miller and Lents, Ltd.

(31) Rule 13a-14(a)/15d-14(a) Certification

(32) Section 1350 Certification

Copies of the above Exhibits are available to any unitholder, at the actual cost of reproduction, upon written request to the trustee, U.S. Trust, Bank of America Private Wealth Management, P.O. Box 830650, Dallas, Texas 75283-0650.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CROSS TIMBERS ROYALTY TRUST
By BANK OF AMERICA, N.A., TRUSTEE

By /s/ NANCY G. WILLIS
Nancy G. Willis
Vice President

XTO ENERGY INC.

Date: February 25, 2009

By /s/ LOUIS G. BALDWIN
Louis G. Baldwin
Executive Vice President and
Chief Financial Officer

(The trust has no directors or executive officers.)

Volumes

Fourth quarter 2008 underlying oil sales volumes were 51,603 Bbls, or 13% lower than 2007 levels and underlying gas sales volumes were 500,387 Mcf, or 12% lower than 2007 levels. Oil sales volumes decreased in 2008 primarily because of natural production decline and the timing of cash receipts. Gas sales volumes decreased in 2008 primarily because of natural production decline and prior period volume adjustments in 2008.

Prices

The average fourth quarter 2008 oil price was $95.41 per Bbl, 33% higher than the fourth quarter 2007 average price of $71.84. The average fourth quarter 2008 gas price was $11.86 per Mcf, 49% higher than the fourth quarter 2007 average price of $7.97. For further information about oil and gas prices, see "Years Ended December 31, 2008, 2007 and 2006 – Prices" above.

Costs

Costs deducted in the calculation of fourth quarter 2008 net profits income increased $308,844, or 11%, from fourth quarter 2007. This increase was primarily related to higher production taxes associated with increased revenues and increased production expense related to the timing of cash disbursements and overall price increases as well as increased power and fuel, carbon dioxide injection and maintenance costs, partially offset by lower development costs.

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

	Year Ended December 31 [A]			Quarter Ended December 31 [A]	
Sales Volumes	**2008**	2007	2006	**2008**	2007
Oil (Bbls) [B]					
Underlying properties	**224,296**	246,966	270,112	**51,603**	59,201
Average per day	**613**	677	740	**561**	643
Net profits interests	**129,041**	111,307	143,067	**25,792**	28,396
Gas (Mcf) [B]					
Underlying properties	**2,079,350**	2,367,917	2,666,477	**500,387**	568,188
Average per day	**5,681**	6,487	7,305	**5,439**	6,176
Net profits interests	**1,825,147**	2,072,879	2,329,603	**439,191**	499,789
Average Sales Price					
Oil (per Bbl)	**$ 99.68**	$ 59.70	$ 59.05	**$ 95.41**	$ 71.84
Gas (per Mcf) [C] [D]	**$ 11.70**	$ 8.01	$ 8.79	**$ 11.86**	$ 7.97
Revenues					
Oil sales	**$ 22,358,808**	$ 14,744,040	$ 15,949,207	**$ 4,923,442**	$ 4,253,158
Gas sales [C] [D]	**24,331,383**	18,977,522	23,443,948	**5,932,777**	4,529,806
Total Revenues	**46,690,191**	33,721,562	39,393,155	**10,856,219**	8,782,964
Costs					
Taxes, transportation and other	**5,357,997**	4,518,944	5,501,724	**1,452,939**	1,192,581
Production expense [E]	**4,603,581**	3,940,747	4,166,959	**1,330,787**	994,104
Development costs	**1,453,290**	2,199,001	724,285	**260,380**	548,577
Total Costs	**11,414,868**	10,658,692	10,392,968	**3,044,106**	2,735,262
Other Proceeds					
Interest income [C] [D]	**1,024,815**	–	566,848	–	–
Net Proceeds	**$ 36,300,138**	$ 23,062,870	$ 29,567,035	**$ 7,812,113**	$ 6,047,702
Net Profits Income	**$ 31,311,215**	$ 20,189,267	$ 25,767,154	**$ 6,733,010**	$ 5,237,599

[A] Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

[B] Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expense and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

[C] In 2008, $2,430,326 was received related to lawsuit settlements for underpayment of royalties of $1,405,511 on certain San Juan Basin properties. Included in these settlements was interest of $1,024,815. These settlements increased the average gas sales price by $0.67 for 2008. The total settlements, net to the trust, were $2,187,294, or $0.36 per unit.

[D] In 2006, $2,209,927 was received related to a lawsuit settlement for underpayment of royalties of $1,643,079 on certain San Juan Basin properties. Included in this settlement was interest of $566,848. This settlement increased the average gas sales price by $0.61 for 2006. The total settlement, net to trust, was $1,988,934, or $0.33 per unit.

[E] Includes an overhead charge which is deducted and retained by XTO Energy. As of December 31, 2008, this charge was $31,831 per month (including a monthly overhead charge of $2,830 which XTO Energy deducts as operator of the Penwell Unit) and is subject to adjustment each May based on an oil and gas industry index.

Statements of Assets, Liabilities and Trust Corpus

	December 31 2008	December 31 2007
Assets		
Cash and short-term investments	$ 1,514,797	$ 1,757,903
Interest to be received	467	2,245
Net profits interests in oil and gas properties – net (Notes 1 and 2)	17,255,761	18,387,752
	$ 18,771,025	$ 20,147,900
Liabilities and Trust Corpus		
Distribution payable to unitholders	$ 1,515,264	$ 1,760,148
Trust corpus (6,000,000 units of beneficial interest authorized and outstanding)	17,255,761	18,387,752
	$ 18,771,025	$ 20,147,900

Statements of Distributable Income

	Year Ended December 31 2008	2007	2006
Net Profits Income	$ 31,311,215	$ 20,189,267	$ 25,767,154
Interest income	21,068	39,532	57,616
Total Income	31,332,283	20,228,799	25,824,770
Administration expense	389,863	423,075	376,592
Distributable Income	$ 30,942,420	$ 19,805,724	$ 25,448,178
Distributable Income Per Unit (6,000,000 units)	$ 5.157070	$ 3.300954	$ 4.241363

Statements of Changes in Trust Corpus

	Year Ended December 31 2008	2007	2006
Trust Corpus – beginning of year	$ 18,387,752	$ 19,679,502	$ 21,204,723
Amortization of net profits interests	(1,131,991)	(1,291,750)	(1,525,221)
Distributable income	30,942,420	19,805,724	25,448,178
Distributions declared	(30,942,420)	(19,805,724)	(25,448,178)
Trust Corpus – end of year	$ 17,255,761	$ 18,387,752	$ 19,679,502

See Accompanying Notes to Financial Statements.

1. Trust Organization and Provisions

Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy Inc., when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

- 90% net profits interests in certain producing and nonproducing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and
- 75% net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

The underlying properties from which the net profits interests were carved are currently owned by XTO Energy (Note 5). The trust's initial public offering was in February 1992.

Bank of America, N.A. is the trustee of the trust. In 2007 the Bank of America private wealth management group officially became known as "U.S. Trust, Bank of America Private Wealth Management." The legal entity that serves as the trustee of the trust did not change, and references in this Annual Report to U.S. Trust, Bank of America Private Wealth Management shall describe the legal entity Bank of America, N.A. The trust indenture provides, among other provisions, that:

- The trust may not engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;
- The trust may not dispose of all or part of the net profits interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;
- The trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
- The trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;
- The trustee will make monthly cash distributions to unitholders (Note 3); and
- The trust will terminate upon the first occurrence of:
  - disposition of all net profits interests pursuant to terms of the trust indenture,
  - gross revenue of the trust is less than $1 million per year for two successive years, or
  - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.

2. Basis of Accounting

The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with U.S. generally accepted accounting principles:

- Net profits income is recorded in the month received by the trustee (Note 3).
- Interest income, interest to be received and distribution payable to unitholders include interest to be earned on net profits income from the monthly record date (last business day of the month) through the date of the next distribution.
- Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.
- Distributions to unitholders are recorded when declared by the trustee (Note 3).

The most significant differences between the trust's financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

- Net profits income is recognized in the month received rather than accrued in the month of production.
- Expenses are recognized when paid rather than when incurred.
- Cash reserves may be established by the trustee for certain contingencies that would not be recorded under U.S. generally accepted accounting principles.

This comprehensive basis of accounting other than U.S. generally accepted accounting principles corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

Most accounting pronouncements apply to entities whose financial statements are prepared in accordance with U.S. generally accepted accounting principles, directing such entities to accrue or defer revenues and expenses in a period other than when such revenues were received or expenses were paid. Because the trust's financial statements are prepared on the modified cash basis, as described above, most accounting pronouncements are not applicable to the trust's financial statements.

In December 2008, the Securities and Exchange Commission (SEC) released Final Rule, *Modernization of Oil and Gas Reporting*. The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. The new requirements also will allow companies to disclose their probable and possible reserves to investors. In addition, the new disclosure requirements require companies to: (a) report the independence and qualifications of its reserves preparer or auditor; (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserves audit; and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than year-end prices. The new disclosure requirements are effective for financial statements for fiscal years ending on or after December 31, 2009. The effect of adopting the SEC rule has not been determined, but it is not expected to have a significant effect on our reported financial position or distributable income.

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit of production basis and charged directly to trust corpus. Accumulated amortization was $43,844,688 as of December 31, 2008 and $42,712,697 as of December 31, 2007.

3. Distributions to Unitholders

The trustee determines the amount to be distributed to unitholders each month by totaling net profits income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to unitholders of record within ten business days after the monthly record date, the last business day of the month.

Net profits income received by the trustee consists of net proceeds received in the prior month by XTO Energy from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the 75% net profits interests include deductions for production expense and development costs (Note 8).

XTO Energy, as owner of the underlying properties, computes net profits income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, such excess costs plus accrued interest are deducted in calculating future net profits income from that conveyance (Note 9).

4. Federal Income Taxes

Tax counsel has advised the trust that, under current tax laws, the trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

For federal income tax purposes, unitholders of a grantor trust are considered to own trust income and principal as though no trust were in existence. The income of the trust is deemed to be received or accrued by the unitholders at the time such income is received or accrued by the trust, rather than when distributed by the trust.

The trust is a widely held fixed investment trust ("WHFIT") classified as a non-mortgage widely held fixed investment trust ("NMWHFIT") for federal income tax purposes. The trustee is the representative of the trust that will provide tax information in accordance with the applicable U.S. Treasury Regulations governing the information reporting requirements of the trust as a WHFIT or a NMWHFIT.

5. XTO Energy Inc.

The underlying properties include approximately 20 overriding royalty interests in New Mexico that burden working interests owned and operated by XTO Energy. These working interests were purchased by XTO Energy after the net profits interests were conveyed to the trust. XTO Energy also operates the Penwell Unit, following the acquisition of an additional interest in this unit in August 2004. XTO Energy's original interest in the Penwell Unit is one of the properties underlying the Texas 75%

net profits interests. Other than these properties, XTO Energy does not operate or control any of the underlying properties or related working interests.

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2008 was $31,831 per month, or $381,972 annually (net to the trust of $286,479 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2008, overhead attributable to the Penwell Unit was $2,830 per month, or $33,960 annually (net to the trust of $25,470 annually). These overhead charges are subject to an annual adjustment based on an oil and gas industry index.

6. Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

7. Contingencies

Several states have enacted legislation to require state income tax withholding from nonresident recipients of oil and gas proceeds. After consultation with its state tax counsel, XTO Energy has advised the trustee that it believes the trust is not subject to these withholding requirements. However, regulations are subject to change by the various states, which could change the conclusion. Should the trust be required to withhold state taxes, distributions to the unitholders would be reduced by the required amount, subject to the unitholder's right to file a state tax return to claim any refund due.

In May 2006, the State of Texas modified its franchise tax to impose a "margin tax" of up to 1% on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as "passive entities." The trust has been advised by Texas tax counsel that the trust is exempt from margin tax as a passive entity. However, each unitholder that is a business entity or limited liability entity subject to the margin tax is generally required to include its share of the trust's revenues in its margin tax computation.

8. Purchaser Adjustments and Lawsuit Settlements

From time-to-time, XTO Energy receives net proceeds for the underlying properties related to significant prior period purchaser adjustments and lawsuit settlements, including related interest income. Because of the size and nature of these adjustments and settlements, XTO Energy has informed the trustee that it believes these should be considered one-time, or nonrecurring, events. Since most of the properties in the trust are nonoperated, these adjustments are generally not known to XTO Energy until reported by the purchaser. These items are included and reported in net profits income in the month received by the trust, which is generally the month following receipt by XTO Energy.

In 2008, the calculation of net profits income includes proceeds from lawsuit settlements of $2,430,326 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in these settlements was interest of $1,024,815 and additional gas revenue of $1,405,511. The total settlements, net to the trust, were $2,187,294, or $0.36 per unit.

In 2006, the calculation of net profits income includes proceeds from a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079. The total settlement, net to the trust, was $1,988,934, or $0.33 per unit.

9. Excess Costs

Significantly lower oil prices caused costs to exceed revenues by a total of $161,296 ($120,972 net to the trust) on properties underlying the Texas working interest in January and February 2009 and by $143,485 ($107,614 net to the trust) on properties underlying the Oklahoma working interest in February 2009. However, these costs did not reduce net proceeds from the remaining conveyances. With continued downward pressure on realized oil and gas prices from the deepening U.S. recession, excess costs are expected to continue over the near term resulting in lower monthly distributions.

10. Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

11. Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2008 and 2007:

	NET PROFITS INCOME	DISTRIBUTABLE INCOME	DISTRIBUTABLE INCOME PER UNIT
2008			
First Quarter	**$ 6,885,854**	**$ 6,766,278**	**$ 1.127713**
Second Quarter	**8,528,354**	**8,380,314**	**1.396719**
Third Quarter	**9,163,997**	**9,114,210**	**1.519035**
Fourth Quarter	**6,733,010**	**6,681,618**	**1.113603**
	$ 31,311,215	**$ 30,942,420**	**$ 5.157070**
2007			
First Quarter	$ 4,699,186	$ 4,548,450	$ 0.758075
Second Quarter	5,222,836	5,076,960	0.846160
Third Quarter	5,029,646	4,982,640	0.830440
Fourth Quarter	5,237,599	5,197,674	0.866279
	$ 20,189,267	$ 19,805,724	$ 3.300954



Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited the accompanying statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2008 and 2007 and related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2008. We also have audited Cross Timbers Royalty Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee of Cross Timbers Royalty Trust is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the trust's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the trustee, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

The trust's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the modified cash basis of accounting. The trust's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the modified cash basis of accounting, and that receipts and expenditures of the trust are being made only in accordance with authorizations of the trustee; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and trust corpus of Cross Timbers Royalty Trust as of December 31, 2008 and 2007, and its distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2008, in conformity with the modified cash basis of accounting described in note 2. Also in our opinion, Cross Timbers Royalty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on control criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

KPMG LLP

Fort Worth, Texas
February 25, 2009

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
U.S. Trust, Bank of America
Private Wealth Management, Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to unitholders without charge upon request. Copies of exhibits to the Form 10-K may be obtained upon request or from the trust's web site at www.crosstimberstrust.com.

Web Site
www.crosstimberstrust.com

Auditors
KPMG LLP
Fort Worth, Texas

Legal Counsel
Thompson & Knight L.L.P.
Dallas, Texas

Tax Counsel
Winstead PC
Houston, Texas

Transfer Agent and Registrar
BNY Mellon Shareowner Services
www.bnymellon.com/shareowner

Cross Timbers Royalty Trust
901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
U.S. Trust, Bank of America
Private Wealth Management, Trustee